UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   LODER, RONALD K.
   Loder, Drew & Associates
   31831 Camino Capistrano
   Suite 200
   San Juan Capistrano, CA  92675
2. Issuer Name and Ticker or Trading Symbol
   THE PROFIT RECOVERY GROUP INTERNATIONAL, INC.
   PRGX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Call Option (Obligation |69.0468 |12/7/|J/K4|(1) (1)    |A,D|9/31/|9/31/|Common Stock|215,763|0      |            |   |            |
to Sell)                |        |99   | (1)|           |   |02   |02   |, No Par Val|       |       |            |   |            |
                        |        |     |    |           |   |     |     |ue          |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Put Option (Right to Sel|36.727  |12/7/|J/K4|(1) (1)    |A,D|9/31/|9/31/|Common Stock|215,763|0      |            |   |            |
l)                      |        |99   | (1)|           |   |02   |02   |, No Par Val|       |       |            |   |            |
                        |        |     |    |           |   |     |     |ue          |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Call Option (Obligation |42.54   |12/10|J/K4|(2) (2)    |A,D|8/18/|8/18/|Common Stock|215,763|0      |            |   |            |
to Sell)                |        |/99  | (2)|           |   |00   |00   |, No Par Val|       |       |            |   |            |
                        |        |     |    |           |   |     |     |ue          |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Put Option (Right to Sel|36.00   |12/10|J/K4|(2) (2)    |A,D|8/18/|8/18/|Common Stock|215,763|0      |            |   |            |
l)                      |        |/99  | (2)|           |   |00   |00   |, No Par Val|       |       |            |   |            |
                        |        |     |    |           |   |     |     |ue          |       |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1) On December 7, 1999, the reporting person entered into a single pay contract, which was a put equivalent position, with a securities broker, pursuant to which on September 31, 2002 (the "Expiration Date") the reporting person will have the right to receive from the broker the difference between $36.727 and the Common Stock price of the Company's Common Stock on the Expiration Date for each share subject to the contract, if such Common Stock price is less than $36.727 and greater than $27.5453 on the Expiration Date or $9.1817 if the Common Stock price of the Company's Common Stock on the Expiration Date for each share subject to the contract is less than or equal to $27.5453; and the broker will have the right to receive from the reporting person the difference between the Common Stock price of the Company's Common Stock on the Expiration Date and $69.0468 for each share subject to the contract, if such Common Stock price is greater than $69.0468 on the Expiration Date. The reporting person will have the right to settle any amounts which may be payable to the broker on the Expiration Date in cash or physical delivery of the Shares.

(2) On December 10, 1999, the reporting person entered into a single pay contract, which was a put equivalent position, with a securities broker, pursuant to which on August 18, 2000 (the "Expiration Date") the reporting person will have the right to receive from the broker the difference between $36.00 and the Common Stock price of the Company's Common Stock on the Expiration Date for each share subject to the contract, if such Common Stock price is less than $36.00 and greater than $28.80 on the Expiration Date or $7.20 if the Common Stock price of the Company's Common Stock on the Expiration Date for each share subject to the contract is less than or equal to $28.80; and the broker will have the right to receive from the reporting person the difference between the Common Stock price of the Company's Common Stock on the Expiration Date and $42.54 for each share subject to the contract, if such Common Stock price is greater than $42.54 on the Expiration Date. The reporting person will have the right to settle any amounts which may be payable to the broker on the Expiration Date in cash or physical delivery of the Shares.

SIGNATURE OF REPORTING PERSON


/s/ Ronald K. Loder
___________________________________
RONALD K. LODER
DATE:  July 21, 2000